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                             November 1, 2021

       John Chen
       Executive Chairman
       FGI Industries Ltd.
       906 Murray Road
       East Hanover, NJ 07869

                                                        Re: FGI Industries Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 4,
2021
                                                            File No. 333-259457

       Dear Mr. Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Cover Page, page i

   1. We note your response to comment one. Please revise to disclose prominently on the prospectus cover page
that you are not a Chinese operating company but a Cayman
                                                        Islands holding company
with operations conducted by your subsidiaries and that this structure involves
unique risks to investors. Also, in response to comment one you disclosed to us that
you do not own any manufacturing facilities. Please tell us whether you hold any interests,
directly or indirectly, with your manufacturers including
                                                        through operations
conducted by your subsidiaries.
   2. We note your response to prior comment three. Please revise the chart on page eight to disclose the domicile
of Foremost Groups Ltd., and the missing percentages of voting and
 John Chen
FirstName LastNameJohn   Chen
FGI Industries Ltd.
Comapany 1,
November   NameFGI
             2021 Industries Ltd.
November
Page 2    1, 2021 Page 2
FirstName LastName
         economic interests.
Prospectus Summary, page 2

3. We note your response to prior comment five. Please state affirmatively whether you have received all requisite permissions from the CSRC, CAC or any other entity that is required to approve your or your subsidiaries' operations and whether any permissions have been denied.
4. We note your response to prior comment six and that you do not derive revenues from
         China, but FGI China pays salaries and related business expenses for certain China-based employees. Revise your disclosures to describe how you fund the costs incurred by FGI
         International and/or FGI China. Describe if the payments are in U.S. dollars and the form of the transfer, for example, loans, capital contributions or dividend distributions.
         Disclose if you plan to or anticipate transferring cash or other assets from your Chinese subsidiaries to any non-Chinese entities and describe each of the limitations on any capital contributions to these subsidiaries and dividends and distributions from these subsidiaries.

Prospectus Summary
Summary Financial Data, page 12

5. We note your disclosure of free cash flow and free cash flow conversion. Please revise to also disclose the comparable GAAP measures with equal or greater prominence. Refer to
         Item 10(e)(1)(i)(A) of Regulation S-K and footnote 27 of SEC Final Rule Release Number
         33-8176, Conditions for Use of Non-GAAP measures.
Risk Factors, page 13

6. We note your response to prior comment eight and your disclosure of your subsidiaries in
         Hong Kong and China. Please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted by foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 57

7. We note that you reconcile free cash flow to net cash provided by (used in) operating activities. Considering your disclosures that free cash flow represents a non-GAAP performance measure, please instead reconcile it to net income, the most directly
 John Chen
FGI Industries Ltd.
November 1, 2021
Page 3
         comparable GAAP measure. Refer to item (10)(e)(i)(B) of Regulation
S-K.
        You may contact Melissa Gilmore, Staff Accountant at (202) 551-3777 or Andrew
Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3345 with any other questions.



FirstName LastNameJohn Chen                                Sincerely,
Comapany NameFGI Industries Ltd.
                                                           Division of
Corporation Finance
November 1, 2021 Page 3                                    Office of
Manufacturing
FirstName LastName